# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SHENANDOAH TELECOMMUNICATIONS CO/VA/, CIK 0000354963
CUSIP: 82312B106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: PO Box 459, 500 Shentel Way, Edinburg, Virginia (VA), 22824
Date of event which requires filing of this statement: 02/13/2025
Amends the filing with accession number 0001493152-24-013789
Filed by CIK 0001707921
Persons authorized to receive notices and communications: Jennifer Gray, Esq., c/o ECP, 40 Beechwood Road, Summit, New Jersey (NJ), 07901, (973) 671-6100

## Reporting persons
- ECP ControlCo, LLC (CIK 0001707921): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners IV, LLC (CIK 0001845291): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
  Comment: Limited Liability Company
- Energy Capital Partners GP IV, LP (CIK 0001844921): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-A, LP (CIK 0001726198): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-B, LP (CIK 0001726216): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-C, LP (CIK 0001726217): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-D, LP (CIK 0001726219): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 5,944,451; sole dispositive power 0; shared dispositive power 5,944,451; aggregate amount beneficially owned 5,944,451 (10.2% of the class)
- Energy Capital Partners IV-B (Hill City IP), LP (CIK 0002032499): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,452,384; sole dispositive power 0; shared dispositive power 2,452,384; aggregate amount beneficially owned 2,452,384 (4.5% of the class)
- ECP Fiber Holdings GP, LLC (CIK 0002032452): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,492,067; sole dispositive power 0; shared dispositive power 3,492,067; aggregate amount beneficially owned 3,492,067 (6% of the class)
  Comment: Limited Liability Company
- ECP Fiber Holdings, LP (CIK 0002032502): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 3,492,067; sole dispositive power 0; shared dispositive power 3,492,067; aggregate amount beneficially owned 3,492,067 (6% of the class)
- Hill City Holdings GP, LLC (CIK 0002032495): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,452,384; sole dispositive power 0; shared dispositive power 2,452,384; aggregate amount beneficially owned 2,452,384 (4.5% of the class)
  Comment: Limited Liability Company
- Hill City Holdings, LP (CIK 0001881388): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,452,384; sole dispositive power 0; shared dispositive power 2,452,384; aggregate amount beneficially owned 2,452,384 (4.5% of the class)
- Energy Capital Partners Management, LP (CIK 0001815150): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 4,751; sole dispositive power 0; shared dispositive power 4,751; aggregate amount beneficially owned 4,751 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SHENANDOAH TELECOMMUNICATIONS CO/VA/
Address of issuer's principal executive offices: PO Box 459, 500 Shentel Way, Edinburg, Virginia (VA), 22824
Comment: This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, no par value (the "Common Stock"), of Shenandoah Telecommunications Company (the "Issuer"), whose principal executive office is located at 500 Shentel Way, P.O. Box 459, Edinburg, VA 22824.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):

(1) ECP ControlCo, LLC
(2) Energy Capital Partners IV, LLC
(3) Energy Capital Partners GP IV, LP
(4) Energy Capital Partners IV-A, LP
(5) Energy Capital Partners IV-B, LP
(6) Energy Capital Partners IV-C, LP
(7) Energy Capital Partners IV-D, LP
(8) Energy Capital Partners IV-B (Hill City IP), LP ("Hill City IP")
(9) ECP Fiber Holdings GP, LLC
(10) ECP Fiber Holdings, LP (the "ECP Investor")
(11) Hill City Holdings GP, LLC
(12) Hill City Holdings LP ("Hill City")
(13) Energy Capital Partners Management, LP ("ECP Management")

Information with respect to the managing members and officers of ECP ControlCo, LLC and ECP Management (collectively, the "Related Persons"), including name, business address, present principal occupation or employment and the organization in which such employment is conducted, and citizenship is listed on the attached Schedule A, which is incorporated herein by reference.
Residence or business address: The business address of each of the Reporting Persons is c/o ECP, 40 Beechwood Road Summit, New Jersey 07901.
Present principal occupation or employment: The Reporting Persons are principally engaged in the business of investing in securities, including the securities of the Issuer.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons or Related Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, with the exception of the following: on June 14, 2022, without admitting or denying the SEC's findings, Energy Capital Partners Management, LP consented to the entry of an order (the "Order") to cease and desist from committing or causing any violations and any future violations of Sections 206(2) and 206(4) of the Investment Advisers Act of 1940 and Rules 206(4)-7 and 206(4)-8 thereunder. Energy Capital Partners Management, LP voluntarily paid $3.318 million (plus interest) to investors in the ECP III Funds due to the untimely disclosure at issue in the Order and also paid a civil monetary penalty of $1 million.
Citizenship: Each of the Reporting Persons is organized under the laws of the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by the following:

On February 13, 2025, the 4,751 restricted stock units granted to Matthew DeNichilo on July 30, 2024, vested in the form of Common Stock. Upon vesting, the restricted stock units were transferred to ECP Management.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The percent of class presented herein is based on (i) 58,094,213 shares of Common Stock outstanding, which includes, (a) 54,602,146 shares of Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 7, 2024, and (b) 3,492,067 shares of Common Stock issuable upon exchange of 81,000 shares of Series A Preferred Stock held of record by the ECP Investor; and (ii) solely with respect to Hill City IP, Hill City Holdings GP, LLC Hill City, and ECP Management, 54,602,146 shares of Common Stock outstanding as of October 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 7, 2024.

The securities reported herein include (i) 3,492,067 shares of Common Stock issuable upon exchange of 81,000 shares of Series A Preferred Stock held of record by the ECP Investor; (ii) 2,452,384 shares of Common Stock held of record by Hill City; and (iii) 4,751 shares of common stock held of record by ECP Management.

ECP ControlCo, LLC is the managing member of Energy Capital Partners IV, LLC, which is the general partner of Energy Capital Partners GP IV, LP, which is the general partner of each of (i) Energy Capital Partners IV-A, LP, (ii) Energy Capital Partners IV-B, LP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP (the "Funds"). The Funds are the members of ECP Fiber Holdings GP, LLC, which is the general partner of the ECP Investor. Energy Capital Partners GP IV, LP is the general partner of Hill City IP. Each of (i) Energy Capital Partners IV-A, LP, (ii) Hill City IP, (iii) Energy Capital Partners IV-C, LP, and (iv) Energy Capital Partners IV-D, LP are the members of Hill City Holdings GP, LLC, which is the general partner of Hill City.

ECP ControlCo, LLC is controlled by its board of managers, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Rahman D'Argenio, Raoul Hughes and Xavier Robert (together, the "ECP Managers"), all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP ControlCo, LLC. As a result of the relationships described herein, each of the ECP Managers may be deemed to share beneficial ownership of the securities described herein. Each of them disclaims any such beneficial ownership.

ECP Management is controlled by its business unit committee, which consists of Douglas Kimmelman, Peter Labbat, Tyler Reeder, Murray Karp, Raoul Hughes and Xavier Robert, all of whom collectively share the power to vote and dispose of the securities beneficially owned by ECP Management. As a result of these relationships, each of the foregoing individuals may be deemed to share beneficial ownership of the securities beneficially owned by ECP Management. Each of them disclaims any such beneficial ownership.

By virtue of certain relationships among them, ECP ControlCo, LLC and ECP Management may be deemed a group under Section 13(d) of the Exchange Act. Each of them disclaims any such group membership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Except as disclosed in Item 3 herein, the Reporting Persons have not effected any transactions in the Issuer's Common Stock in the past 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented by the following:

Exhibit 1: Joint Filing Agreement.

Exhibit 2: Schedule A.

## Signatures
- ECP ControlCo, LLC: /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/18/2025)
- Energy Capital Partners IV, LLC: By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/18/2025)
- Energy Capital Partners GP IV, LP: By: Energy Capital Partners IV, LLC, its general partner, By: ECP ControlCo, LLC, its managing member, By: /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/18/2025)
- Energy Capital Partners IV-A, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (02/18/2025)
- Energy Capital Partners IV-B, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (02/18/2025)
- Energy Capital Partners IV-C, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (02/18/2025)
- Energy Capital Partners IV-D, LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (02/18/2025)
- Energy Capital Partners IV-B (Hill City IP), LP: By: Energy Capital Partners GP IV, LP, general partner, By: Energy Capital Partners IV, LLC, general partner, By: ECP ControlCo, LLC, managing member, Jennifer Gray, General Counsel (02/18/2025)
- ECP Fiber Holdings GP, LLC: /s/ Matthew DeNichilo, Matthew DeNichilo, Chief Executive Officer (02/18/2025)
- ECP Fiber Holdings, LP: By: ECP Fiber Holdings GP, LLC, its general partner, /s/ Matthew DeNichilo, Matthew DeNichilo, Chief Executive Officer (02/18/2025)
- Hill City Holdings GP, LLC: /s/ Jennifer Gray, Jennifer Gray, Executive Vice President and Secretary (02/18/2025)
- Hill City Holdings, LP: By: Hill City Holdings GP, LLC, its general partner, /s/ Jennifer Gray, Jennifer Gray, Executive Vice President and Secretary (02/18/2025)
- Energy Capital Partners Management, LP: /s/ Jennifer Gray, Jennifer Gray, General Counsel (02/18/2025)